Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Six Months Ended June 30, 2020 and 2019	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2020 and December 31, 2019	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at June 30, 2020 and 2019	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Six Months Ended June 30, 2020 and 2019	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Comprehensive Income / (Loss) for the Three and Six Months Ended June 30

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2020	2019	2020	2019
		(EUR’000)		(EUR’000)
Consolidated Interim Statement of Profit or Loss
Revenue	5	1,436	3,211	3,661	8,625
Research and development costs	7	(63,578)	(43,826)	(121,093)	(95,085)
Selling, general, and administrative expenses	7	(20,805)	(10,960)	(38,720)	(21,396)

Operating profit / (loss)		(82,947)	(51,575)	(156,152)	(107,856)
Share of profit / (loss) of associate		(1,885)	(2,262)	(3,400)	(4,114)
Finance income		86	3,362	1,996	4,917
Finance expenses		(10,292)	(8,494)	(876)	(5,623)

Profit / (loss) before tax		(95,038)	(58,969)	(158,432)	(112,676)
Tax on profit / (loss) for the period		106	65	183	135

Net profit / (loss) for the period		(94,932)	(58,904)	(158,249)	(112,541)

Attributable to owners of the Company		(94,932)	(58,904)	(158,249)	(112,541)

Basic and diluted earnings / (loss) per share		€(1.97)	€(1.25)	€(3.29)	€(2.48)
Number of shares used for calculation (basic and diluted) (1)		48,207,661	47,190,717	48,096,749	45,291,688

		(EUR’000)		(EUR’000)
Consolidated Interim Statement of Comprehensive Income
Net profit / (loss) for the period		(94,932)	(58,904)	(158,249)	(112,541)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(147)	(594)	(61)	(35)

Other comprehensive income / (loss) for the period, net of tax		(147)	(594)	(61)	(35)

Total comprehensive income / (loss) for the period, net of tax		(95,079)	(59,498)	(158,310)	(112,576)

Attributable to owners of the Company		(95,079)	(59,498)	(158,310)	(112,576)

(1)

A total of 5,788,390 warrants outstanding as of June 30, 2020 can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 5,199,177 warrants outstanding as of June 30, 2019 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	June 30, 2020	December 31, 2019
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,806	3,495
Property, plant and equipment		49,743	45,069
Investment in associate		14,167	15,538
Deposits		1,268	1,463

		68,984	65,565

Current assets
Receivable from associate		588	804
Other receivables		5,332	3,136
Prepayments		13,033	7,648
Income taxes receivable		1,107	1,473
Marketable securities	8	230,958	—
Cash and cash equivalents		240,605	598,106

		491,623	611,167

Total assets		560,607	676,732

Equity and liabilities
Equity
Share capital	9	6,491	6,443
Distributable equity		470,653	590,671

		477,144	597,114

Non-current liabilities
Lease liabilities		29,092	30,720
Other payables		—	908

		29,092	31,628

Current liabilities
Lease liabilities		6,389	5,899
Contract liabilities		—	858
Trade payables		31,575	27,765
Other payables		16,221	13,349
Income taxes payable		186	119

		54,371	47,990

Total liabilities		83,463	79,618

Total equity and liabilities		560,607	676,732

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2020	6,443	1,122,097	(34)	79,931	(611,323)	597,114
Loss for the period	—	—	—	—	(158,249)	(158,249)
Other comprehensive income / (loss), net of tax	—	—	(61)	—	—	(61)

Total comprehensive income / (loss)	—	—	(61)	—	(158,249)	(158,310)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	28,364	—	28,364
Capital increase	48	9,928	—	—	—	9,976
Cost of capital increase	—	—	—	—	—	—

Equity at June 30, 2020	6,491	1,132,025	(95)	108,295	(769,572)	477,144

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2019	5,659	625,250	3	42,445	(393,307)	280,050
Loss for the period	—	—	—	—	(112,541)	(112,541)
Other comprehensive income / (loss), net of tax	—	—	(35)	—	—	(35)

Total comprehensive income / (loss)	—	—	(35)	—	(112,541)	(112,576)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	18,130	—	18,130
Capital increase	725	520,447	—	—	—	521,172
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at June 30, 2019	6,384	1,113,996	(32)	60,575	(505,848)	675,075

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Six Months Ended June 30

	Six Months Ended June 30,
	2020	2019
	(EUR’000)
Operating activities
Net profit / (loss) for the period	(158,249)	(112,541)
Reversal of non-cash consideration relating to revenue	(2,215)	(3,876)
Reversal of share of profit / (loss) of associate	3,400	4,114
Reversal of finance income	(1,996)	(4,917)
Reversal of finance expenses	876	5,623
Reversal of tax charge	(183)	(135)
Adjustments for:
Share-based payment	28,364	18,130
Depreciation	4,192	2,800
Changes in working capital:
Receivables	(944)	78
Prepayments	(5,385)	2,523
Contract liabilities (deferred income)	(858)	(4,746)
Trade payables and other payables	8,008	21,490

Cash flows generated from / (used in) operations	(124,990)	(71,457)
Finance income received	1,776	4,917
Finance expenses paid	(798)	(109)
Income taxes received / (paid)	615	(106)

Cash flows from / (used in) operating activities	(123,397)	(66,755)

Investing activities
Acquisition of property, plant and equipment	(10,725)	(2,780)
Development expenditures (software)	(311)	—
Purchase of marketable securities	(233,446)	—

Cash flows from / (used in) investing activities	(244,482)	(2,780)

Financing activities
Payment of finance lease liabilities	(2,306)	(2,264)
Capital increase	9,976	521,172
Cost of capital increase	—	(31,701)

Cash flows from / (used in) financing activities	7,670	487,207

Increase / (decrease) in cash and cash equivalents	(360,209)	417,672

Cash and cash equivalents at January 1	598,106	277,862
Effect of exchange rate changes on balances held in foreign currencies	2,708	(5,179)

Cash and cash equivalents at June 30	240,605	690,355

Cash and cash equivalents include:
Bank deposits	183,153	690,355
Short-term marketable securities	57,452	—

Cash and cash equivalents at June 30	240,605	690,355

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 27, 2020.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2019. In addition, our accounting policies for marketable securities, and internally generated intangible assets regarding software, applied for the first time in this reporting period, are described below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Marketable Securities

In order to mitigate concentration of credit risks on cash deposits, the Company’s business model comprises objectives to hold marketable securities (“marketable securities” or “securities”) in order to collect contractual cash-flows.

Marketable securities may comprise government bonds, treasury bills, commercial papers, and other securities traded on established markets.

Our investment policy only allows investment in marketable securities with high credit-ratings, assigned by international credit-rating agencies.

Contractual terms of the individual securities give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the SPPI-test and is performed individually per security acquired.

Marketable securities are initially recognized at fair value at trade date, and subsequently measured at amortized cost and are subject to impairment to accommodate expected credit loss. Gains and losses are recognized in the consolidated statement of profit or loss when the specific security or portfolio of securities is derecognized, modified or impaired.

Marketable securities with a maturity of three months or less on the date of acquisition are presented as cash equivalents in the consolidated statements of financial position, where other securities with a maturity date within 12 months after the reporting date are presented separately as marketable securities within current assets. The Company does not hold non-current securities.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Internally Generated Intangible Assets regarding Software

Software assets, that is internally developed, comprise administrative applications and serve general purposes to support the operations.

Development costs that are directly attributable to the design, customization, implementation, and testing of identifiable and unique software assets controlled by the Company are recognized as intangible assets from the time that; (1) the software asset is clearly defined and identifiable; (2) technological feasibility, adequate resources to complete, and an internal use of the software asset can be demonstrated; (3) the expenditure attributable to the software asset can be measured reliably; and (4) the Company has the intention to use the software asset internally.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when the development is complete, and the asset is available for use. Software assets are amortized over the period of expected future benefits. Amortization is recognized in research and development costs, and selling, general and administrative expenses, as appropriate. During the period of development, the asset is tested for impairment, at least annually, or if there are indications that a software asset is impaired.

Expenditures, that do not meet the criteria above are recognized as an expense as incurred. The Company does not capitalize software with no alternative use, or where economic benefit depends on marketing approvals of drug candidates and where market approvals have not been obtained.

New and Amended IFRS Standards Adopted by the Company

Several new amendments and interpretations became applicable for the current reporting period, but do not have an impact on the accounting policies applied by the Company.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets related to drug development, and to our collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019.

During the first six months of 2020, the Company has, for the first time, applied critical accounting judgments related to pre-launch inventories, as described below. There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Pre-launch Inventories

In determining the accounting for pre-launch inventories, we consider the probability of future benefits, and accordingly, whether pre-launch inventories qualify as assets. Manufacturing of pre-launch inventories are initiated for late-stage drug candidates and are recognized as inventories. However, since pre-launch inventories are not realizable prior to obtaining marketing approvals, pre-launch inventories are immediately written down to 0, through research and development costs. Once the marketing approval is obtained, write-downs of pre-launch inventories are reversed through research and development costs.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4—Significant Events in the Reporting Period

Submission of Biologic License Application (“BLA”)

On June 25, 2020, the Company submitted a BLA to U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric growth hormone deficiency. In order to accommodate estimated market demands, and due to the lead time of manufacturing, the Company has initiated manufacturing of inventories prior to obtaining marketing approvals (“pre-launch inventories”). Please refer to Note 3 regarding description of critical accounting judgments on pre-launch inventories.

In addition, the Company has continued building up the commercial organization, including ensuring proper IT systems are in place to support the commercial launch of TransCon hGH.

Impact from COVID-19 pandemic

As reported in the audited consolidated financial statements as of and for the year ended December 31, 2019, a novel strain of coronavirus, (“COVID-19”), was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating from, where we have planned or have ongoing clinical trials, and where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply.

The COVID-19 pandemic may negatively impact our business in many ways. There is a potential evolving impact on the conduct of clinical trials of our product candidates, and any challenges which may arise, may lead to difficulties in meeting protocol-specified procedures. In addition, while we rely on third parties to manufacture preclinical and clinical supplies and materials, we can potentially experience delays in providing sufficient supplies according to our planned and ongoing clinical trials. Further, if our product candidates are approved, we will need to secure sufficient manufacturing capacity with our third-party manufacturers to produce the quantities necessary to meet anticipated market demand.

To minimize the risk of spread of COVID-19, we have taken precautionary measures within our organization, including encouraging our employees to work remotely, reducing travel activity, and minimizing face-to-face meetings. To accommodate efficient procedures for financial reporting, including internal controls, we have, also before the pandemic, structured our work environment, enabling employees to perform their tasks remotely. Accordingly, it has not been necessary to make material changes to internal control over financial reporting due to the pandemic.

As of the reporting date we have not identified significant COVID-19 related disruptions to our business, including clinical trial operations, or identified any of our third-party manufacturers not being able to meet their obligations. In addition, no significant transactions, as a result of COVID-19, have been recognized during the first six months of 2020.

However, while the global outbreak of COVID-19 continues to evolve, the extent to which COVID-19 impacts our business will depend on the future development, which is highly uncertain and cannot be reliably predicted. Obviously, while COVID-19 continue to impact the world in several aspects, the development is monitored closely by management, including any impact this may have on the financial performance and financial position.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5—Revenue

The Company’s revenue is primarily generated from three license agreements, which were entered into in 2018. The licenses grant our associate VISEN Pharmaceuticals (“Visen”) exclusive rights to development and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company has received up-front, non-refundable, non-cash consideration of $40.0 million in form of 50% ownership in Visen. Consideration received is recognized partly as license revenue, and partly as rendering of services over time. In addition to granting exclusive rights, the Company will provide clinical supply and development services, to Visen.

	Three Months Ended June 30,		Six Months ended June 30,
	2020	2019	2020	2019
	(EUR’000)		(EUR’000)
Revenue from external customers
Revenue from the rendering of services (recognized over time)	779	1,873	2,091	7,287
Sale of clinical supply (recognized at a point in time)	—	—	246	—
“Right-to-use” licenses (recognized at a point in time)	657	1,338	1,324	1,338

Total revenue (1)	1,436	3,211	3,661	8,625

Attributable to
VISEN Pharmaceuticals	1,436	3,211	3,661	8,621
Other collaboration partners	—	—	—	4

Total revenue	1,436	3,211	3,661	8,625

Revenue by geographical location
North America	657	3,211	1,324	8,625
China	779	—	2,337	—

Total revenue	1,436	3,211	3,661	8,625

(1)

For the three months ended June 30, 2020 and 2019, and for the six months ended June 30, 2020 and 2019, “Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €1,013 thousand and €2,295 thousand, and of €2,215 thousand and €3,876 thousand, respectively.

Note 6—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose additional information on business segments or geographical markets.

Note 7—Warrants and Share-based Payment

Share-based Payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all its employees, members of its Board of Directors and select external consultants.

Warrants are granted by the Company’s Board of Directors in accordance with authorizations given to it by the shareholders of the Company. As of June 30, 2020, 9,782,387 warrants have been granted, of which 19,580 warrants have been cancelled, 3,631,195 warrants have been exercised, 2,168 warrants have expired without being exercised, and 341,054 warrants have been forfeited. As of June 30, 2020, the Company’s Board of Directors was authorized to grant up to 1,844,900 additional warrants to employees, board members and select consultants without pre-emptive subscription rights for the shareholders of the Company. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Company’s Board of Directors. The exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €130.96 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrant Activity

The following table specifies the warrant activity during the six months ended June 30, 2020:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2020	5,820,211	46.36

Granted during the period	403,600	123.76
Exercised during the period	(359,945)	26.69
Forfeited during the period	(75,476)	45.70
Expired during the period	—	—

Outstanding at June 30, 2020	5,788,390	52.99

Vested at June 30, 2020	2,967,550	31.31

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended June 30,		Six month ended June 30,
	2020	2019	2020	2019
	(EUR’000)		(EUR’000)
Research and development costs	8,168	5,244	17,058	10,179
Selling, general, and administrative expenses	5,247	3,451	11,306	7,951

Total warrant compensation costs	13,415	8,695	28,364	18,130

Note 8—Marketable Securities

The Company’s marketable securities are all denominated in U.S. Dollars and have a weighted average duration of 3.3 months from the reporting date. Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices (Level 1 in the fair value hierarchy).

The composition of the portfolio and its fair values are specified in following table:

	Carrying amount	Fair value
June 30, 2020	(EUR’000)
Marketable securities
U.S. Treasury bills	208,334	208,330
Commercial papers	22,624	22,614

Total marketable securities	230,958	230,944

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9—Share Capital

The share capital of Ascendis Pharma A/S consists of 48,345,782 outstanding shares at a nominal value of DKK 1, all in the same share class.

Note 10—Subsequent Events

On July 7, 2020, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Evercore Group L.L.C., and SVB Leerink LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the Company agreed to issue and sell 4,225,352 American Depositary Shares (the “ADSs”), each of which represents one ordinary share of the Company, DKK 1 nominal value per share, to the Underwriters (the “Offering”). The ADSs were sold at a public offering price of $142.00 per ADS, and were purchased by the Underwriters from the Company at a price of $134.90 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters the right, for 30 days, to purchase from the Company up to 633,802 additional ADSs at the public offering price, less the underwriting commissions. On July 8, 2020, the Underwriters exercised their option to purchase the additional 633,802 ADSs in full.

On July 10, 2020, the Offering closed, and the Company completed the sale and issuance of an aggregate of 4,859,154 ADSs. The Company received net proceeds from the Offering of approximately $654.7 million, or €580.7 million at the date of closing, after deducting the Underwriters’ commissions and estimated offering expenses payable by the Company.

No other events have occurred after the reporting date that would influence the evaluation of these unaudited condensed consolidated interim financial statements.